Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of MediciNova, Inc. for the registration of $100,000,000 of its common stock; preferred stock; warrants to purchase common stock, preferred stock, or debt securities; and debt securities and to the incorporation by reference therein of our reports dated March 28, 2012, with respect to the consolidated financial statements of MediciNova, Inc., and the effectiveness of internal control over financial reporting of MediciNova, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, CA

November 16, 2012